Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 333-07654

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. (Gas Natural) files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.

Investors in ordinary shares of Endesa, S.A. (Endesa) should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.

Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

* * *

The following is a press release issued by Gas Natural SDG, S.A. in connection with the offer by Gas Natural SDG for 100% of the share capital of Endesa.

Communications Management
SALVADOR GABARRÓ ANNOUNCES AN INCREASE IN THE PLANNED INVESTMENTS IN GALICIA

•      The chairman of Gas Natural met this morning in Santiago de Compostela with the president of the Xunta de Galicia to explain in person the Public Offer for Endesa announced by the company

•      The new group resulting from the transaction will invest a large part of the cost savings generated to continue to enhance the service quality for all its customers

•      Salvador Gabarró assured the investments in the Community planned by Endesa and Gas Natural and the support of the new group for the wind farm plan and the development of new R&D projects

The chairman of Gas Natural, Salvador Gabarró, underlined that the transaction announced by Gas Natural will not affect the planned investments in Galicia and will allow the implementation of new projects over the coming years.

He stated that the transaction will be positive for Galicia, as the investments in the regulated business will be increased and the service quality and customer focus will be enhanced.

In reference to the specific projects which the new group would continue to implement in Galicia, Gabarró added: “We are aware that energy is of tremendous importance for Galicia. The continuation of the Reganosa project and the implementation of the combined-cycle project in As Pontes, which will be supplied by the terminal at Ferrol are a guarantee of a competitive business fabric for Galicia”, stressing that “the Tender will not affect these investments which are already planned”.

GAS NATURAL SDG, S.A.

Av. Portal de l’Angel, 22
08002 Barcelona

Tel.: 93 402 56 88/87
Fax: 93 402 58 62

www.gasnatural.com

He also referred to the concern shown by certain groups regarding the future of the As Pontes plant, which is included in the disinvestment agreement signed with Iberdrola, pointing out that “Iberdrola has already expressed its commitment to maintain these investments and employment, so that the workers at As Pontes and those indirectly employed have no cause for concern”.

Gabarró stressed that the new group will continue to cooperate with the Xunta de Galicia in the development of a Wind Power Plan and in promoting investments in R&D in the Community.

The chairman of Gas Natural referred to the major role played by the company in developing the plan to create a gas infrastructure in Galicia, which has made it possible to supply natural gas to 44 municipalities and will enable it to reach a total of 56 municipalities in 2009.

Another aspect underlined by the chairman of Gas Natural during his meeting with the president of the Xunta de Galicia was that the new group will invest a large part of the cost savings generated in continuing to improve the service quality for all its customers.

He also stated that the investments planned by the new group during the period 2006-2009 will total up to 17,000 million euros, of which over 60% is expected to be allocated to investments in generation and distribution in Spain, placing special emphasis on ensuring the service quality in the regulated business and taking advantage of joint gas and electricity opportunities.

Santiago de Compostela, September 21, 2005